Scythian Biosciences to Acquire Company with Exclusive Medical Cannabis License in Florida

Company to Acquire Established Cultivator in State Where Medical Cannabis Sales Estimated to Hit $2.5 Billion1

Also to own Florida-Based Multi-Specialty Medical Organization which Currently Employs Over 30 Full-Time or Managed Physicians and Services over 50,000 Patients with Rapidly Expanding Footprint

Toronto, ON – July 30, 2018 – Scythian Biosciences Corp. (to be renamed Sol Global Investments Corp.) (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) today announced it has signed an arm’s length letter of intent effective July 26, 2018 to acquire CannCure Investments Inc. (“CannCure”). CannCure is an Ontario corporation in the process of acquiring an interest in a complementary Florida-based, multi-specialty primary care/ health and wellness medical organization (“Healthcare Organization”) and 3 Boys Farms, LLC. (“3 Boys Farms”), an established Florida agricultural company with innovative, state-of-the-art facilities and a license to operate as a Medical Marijuana Treatment Center in Florida under Florida Statutes 381.986. The closing of the Company’s acquisition of CannCure (the “Acquisition”) will be subject to the receipt of all required governmental approvals, including any approvals mandated by the Florida Department of Health and/or the Office of Medical Marijuana Use and the completion of CannCure’s acquisitions of the Healthcare Organization and 3 Boys Farms. Closing of the Acquisition is expected to occur on or about October 15, 2018.

3 Boys Farms is a Florida limited liability company incorporated in May 1981. With authorization to cultivate, process and dispense medical cannabis in accordance with Florida law, 3 Boys Farms’ operation consists of 40,000 square feet of fully-operational greenhouses located on an eight-acre parcel of land. The existing facilities include a two-acre odor mitigation space that is run 100% with harvested rainwater, solar pumps and repurposed high-volume chilled air from the cultivation greenhouses – a true zero-carbon-footprint. 3 Boys Farms innovations, including alternative energy use, greenhouse cooling designs and rainwater harvesting, were recognized and honoured by the Governor’s Environmental Leadership Award.

3 Boys Farms has a strong leadership team in place to complement Scythian’s U.S. operations team. The 3 Boys Farms’ team is anchored by founder Robert Tornello, a renowned U.S.D.A-certified organic fruit and vegetable grower who is also well-established in the medical cannabis marketplace; Chief Scientific Officer Dr. Greg Gerdeman, PhD, who is an expert in cannabinoid research and a frequent keynote speaker at conferences on the subject of medical cannabis; and Medical Director Dr. Juan Sanchez-Ramos, MD, PHD, a nationally-recognized neurologist and professor at the University of South Florida, among others.

3 Boys Farms has already secured and/or is finalizing leases for locations in prime retail and medical corridors in Fort Lauderdale, West Palm Beach, North Miami Beach, Dania/Hollywood, Fort Myers, Port St. Lucie, Stuart and St. Petersburg, with additional locations slated for Orlando, Tampa and Jacksonville. 3 Boys Farms will roll out a ground-breaking dispensary concept that provides a unique and patient-centric experience, overall health and wellness products and lifestyle options, including approved medical cannabis options and innovative educational tools that will highlight the ever-increasing benefits and uses for medical cannabis. Dispensary openings and/or operations will be subject to the receipt of all required approvals from the Florida Department of Health, Office of Medical Marijuana Use.

“With the exploding patient population and an estimated $2.5 billion in total annual market revenue in 2025, Florida is emerging as one of the largest and fastest growing medical cannabis markets in the US with one of the highest patients/license ratios in America,” said Scythian’s CEO, Rob Reid. “Our strategic acquisition will position us for more rapid expansion using 3 Boys Farms’ dispensary sites and fully-operational, award-winning, sustainable cultivation facilities.”

Florida has seen strong growth in its patient base since January, 2018, with an estimated 52% increase in registered patients during that time period. With a total population of over 21 million (including the largest population over the age of 65 in North America), Florida is poised to be one of the most dynamic medical cannabis marketplaces in the United States. Additionally, Florida is considering legalizing recreational use of cannabis, a move that would result in estimated 2025 annual revenues of $5.5 billion.

The Healthcare Organization is a professional association existing under the laws of the State of Florida and founded in June 1991. The Healthcare Organization is a leader in Florida that is revolutionizing the way medical care is being delivered. From diagnostic testing to nutritional guidance, the Healthcare Organization is not just a healthcare provider - it is an all-in-one health service provider prepared to cover all of its patients’ medical needs with six state-wide clinics in Florida. As part of the Acquisition, the Healthcare Organization intends to roll out 12 additional centers state-wide over the next 24 months, including the acquisition of primary care practices/groups, which will substantially increase the group’s patient base state-wide.

The Healthcare Organization’s team of over 30 full-time distinguished physicians with multiple practice specialties provides an exceptional level of customer service through a robust and synergistic wellness platform providing primary care and specialty medical services for all age groups, and its MSO division is a robust health care service provider contracting with both providers and insurance companies. Rob Reid continued: “While the Healthcare Organization and 3 Boys Farms will operate separately within the Company, we are thrilled to have the opportunity to increase patient awareness of alternative treatment options that align with practice’s overall focus on each patient’s long term health and wellness.”

The table below provides select unaudited financial information prepared by management of each of 3 Boys Farms and the Healthcare Organization as at and for the year ended December 31, 2017:

	3 Boys Farms	Healthcare Organization (1)
Assets	1,951,621	7,435,105
Liabilities	3,870,173	5,208,545
Revenue	-	19,703,381
EBITDA	(1,764,225)	3,954,858

Note:

(1)	The Healthcare Organization is comprised of multiple, affiliated entities and therefore the financial information of the Healthcare Organization has been prepared on a combined basis in accordance with US GAAP.

As a condition to the closing of the Acquisition, 3 Boys Farms and the Healthcare Organization must each deliver, to the satisfaction of the Company, audited financial statements for their most recently ended financial years prepared in accordance with IFRS.

Transaction Details

Scythian has signed an arm’s length binding letter of intent (“LOI”) to acquire all of the issued and outstanding common shares of CannCure pursuant to the terms of a definitive agreement to be negotiated between the parties. The Acquisition is subject to, among other things, the completion of CannCure’s acquisitions of the Healthcare Organization and 3 Boys Farms as described below.

Scythian will initially purchase 70% of CannCure and have an option to acquire the remaining 30%, all at the same valuation. The first 70% will be acquired in exchange for $93,300,000 in equity and $43,200,000 in cash to be invested into CannCure by way of debt or equity. The equity shall be paid in common shares of Scythian, issued to the shareholders of CannCure, at a price, which is the greater of $4.00 or the 20 day volume weighted average price at closing. The maximum number of shares to be issued as a result of the acquisition of a 70% interest in CannCure is 23,325,000 common shares of Scythian. Scythian will also hold an option for 15 months from the date of closing to acquire the remaining 30% of CannCure. The option for the remaining 30% of CannCure (or $58,500,000) shall be payable in cash or shares, at the discretion of Scythian.

The completion of the Acquisition is subject to the Company obtaining a fairness opinion from an independent dealer indicating that the consideration the Company has agreed to pay for CannCure is, from a financial point of view, fair to the shareholders of Scythian. The Acquisition is also subject to the satisfactory completion of due diligence, at the sole discretion of Scythian. Closing of the Acquisition is expected to occur on or about October 15, 2018.

Pursuant to the terms of sale between CannCure and the vendors of 3 Boys Farms, CannCure will purchase an initial 60% of the issued and outstanding shares of 3 Boys Farms on or before August 31, 2018 and hold an option to acquire the balance of the issued and outstanding shares on or before December 31, 2018. The acquisition of 3 Boys Farms is subject to a number of closing conditions including the receipt of all necessary governmental approvals in the State of Florida, including approvals mandated by the Florida Department of Health and/or the Office of Medical Marijuana Use, 3 Boys Farms being free and clear of any debts and liabilities on the closing date and 3 Boys Farms having settled any and all outstanding claims and actions against it prior to closing.

Pursuant to the terms of sale between CannCure and the Healthcare Organization, CannCure will purchase 60% of the issued and outstanding shares of the Healthcare Organization prior to the closing of the Acquisition. CannCure’s acquisition of the Healthcare Organization is subject to a number of closing conditions including the receipt of required governmental approvals in the State of Florida, the waiver of any rights of first refusal held by stakeholders in the Healthcare Organization, key executives and principals of the Healthcare Organization having entered into non-competition agreements and/or new employment agreements in favour of CannCure, the execution and delivery of a new operating agreement between the principals of the Healthcare Organization and CannCure and the execution and delivery of a put option agreement with each vendor requiring CannCure to purchase the remaining 40% of the Healthcare Organization based on a to-be-determined EBITDA earnout. The operating agreement will also state that CannCure will be solely obligated to fund 100% of all capital expenditures of the Health Organization and its growth subsequent to the closing date and up to and through a mutually agreed upon date and/or revenue/cost based target that will be included in the definitive agreement.

The Company had previously announced on June 17, 2018 the entering into of a definitive share purchase agreement with Aphria Inc. to sell certain business interests and assets in Argentina, Colombia and Jamaica, each of which the Company is currently in the process of acquiring in accordance with previously-announced binding agreements, to Aphria (the “Aphria Transaction”). Closing of the Aphria Transaction is expected to occur on or about September 30, 2018. The closing of the Acquisition will not occur until after the closing of the Aphria Transaction. The Company intends to use the proceeds from the Aphria Transaction to pay the cash component of the Acquisition.

Exchange Listing

Additionally, Scythian announced that is has received conditional approval to list its common shares on the Canadian Securities Exchange (“CSE”) and intends to voluntarily delist its common shares from trading on the TSX Venture Exchange (“TSXV”). Scythian will not seek TSXV approval of the Acquisition and intends to complete the voluntary delisting from the TSXV prior to the closing of the Acquisition. The Acquisition cannot close unless and until Scythian delists from the TSXV. Scythian estimates that its listing with the CSE will be completed over the next ten business days, and that its stock will remained halted until such listing is completed.

In addition, the Company has announced it will voluntarily withdraw its application to list its shares on the Nasdaq Stock Market LLC. The Company will also file a Form 15 (Certification and Notice of Termination of Registration) with the SEC to deregister its common stock under the Securities and Exchange Act of 1934, as amended. The Company’s shares will continue to trade on the OTCQB under the symbol “SCCYF” with its Nasdaq International Designation.

Appointment of new Director

The Company is proud to announce the appointment of Brady Cobb to the board of Scythian. Mr. Cobb is an attorney, registered lobbyist, and consultant based in South Florida. Brady has emerged as a leading voice in the blooming medical cannabis industry in the United States and has been instrumental to the marketplaces transition from legal and regulatory uncertainty to sensible and long overdue federal legislative policy reforms that will provide stability and long overdue institutional growth opportunities to the medical cannabis space. As an attorney, he focuses his practice on state and federal lobbying and policy making, the development of efficient and reasonable regulatory systems and related compliance, complex license transfer/change of ownership transactions, capital markets transactions and compliance/shareholder disclosure issues with the TSX, CSE and Nasdaq. Prior to forming his own firm, Brady was a director at Tripp Scott, P.A. in Fort Lauderdale, Florida which is a nationally recognized law firm that specializes in governmental relations, business law, and complex business litigation. Brady still actively participates in the political process and serves on the host committees for candidates running for federal, state or local elected office. A lifelong Floridian, Brady is based in Fort Lauderdale, Florida with his wife and two children.

About Scythian Biosciences Corp.

Scythian is an international cannabis company with a focus on the world’s leading markets outside of Canada. Its fast tracked growth has come through a number of strategic investments and regional partnerships in cultivation, distribution and branded products across Europe, United States, South America and the Caribbean. These significant endeavours complement the company’s R&D partnerships with some of the world’s leading universities. It is this comprehensive approach that is positioning Scythian as a future global frontrunner in the medical cannabis industry.

Completion of the transaction is subject to a number of conditions. Where applicable, the transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the material change report to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Scythian should be considered highly speculative.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

1https://www.statista.com/statistics/798141/florida-cannabis-sales-value-forecast/

CONTACT INFORMATION

Scythian Biosciences Corp.

Rob Reid, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to the terms and conditions of the proposed acquisition of CannCure, the strategic expansion plans of both 3 Boys Farms and the Healthcare Organization, the potential size of the Florida medical cannabis market, the possible legalization of recreational cannabis in the State of Florida, the de-listing of the Company from the TSX Venture Exchange and re-listing on the Canadian Securities Exchange, timing on the closings of the Acquisition, the acquisitions of 3 Boys Farms and the Healthcare Organization by CannCure and the Aphria Transaction and the cancellation of the Company’s Nasdaq listing application.

In developing the forward-looking information, the Company has assumed, among other things, that the use of medical cannabis in the State of Florida will continue to become increasingly accepted, that any change in or enforcement of US federal laws will not negatively impact the cultivation, distribution and use of medical cannabis products as currently permitted under Florida state law, and that the management teams of 3 Boys Farms and the Healthcare Organization will be able to successfully execute their respective expansion plans.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those contemplated in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risks and uncertainties include, among other things: that a regulatory approval that may be required for the Acquisition is not obtained or is obtained subject to conditions that are not anticipated including the applicable stock exchange approvals; that a condition to the completion of the Acquisition may not be satisfied or that the Company fails to successfully integrate 3 Boys Farms and the Healthcare Organization into its business.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those contained in the forward-looking information, there can be other factors that cause results or events to not be as anticipated, estimated or intended, including, but not limited to: the Company’s ability to comply with all applicable governmental regulations in a highly regulated business; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; limited operating history; competition; reliance on management; requirements for additional financing; inconsistent public opinion and perception regarding the medical-use and adult-use marijuana industry and; regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.